Exhibit 5

Schedule of Transactions

Shamrock Activist Value Fund I, L.P.

Date	Number of Common Shares	Price Per Common Shares in $US*	Total Purchase Price
12/01/06	2,000	$12.9558	$25,912
12/04/06	2,800	$12.9652	$36,302
12/05/06	200	$13.0000	$2,600
12/14/06	1,600	$12.9169	$20,667
12/19/06	20,000	$13.3969	$267,937

Total Common Shares	26,600		$353,418

*	Excludes Brokerage Commissions